Exhibit 12-1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratio of our earnings to our fixed charges for the periods indicated:

	Dollars in millions Fiscal Year Ended
	12/25/2011	12/26/2010	12/27/2009	12/28/2008	12/30/2007
Earnings Available for Fixed Charges:
Income (loss) from continuing operations, before income taxes, as reported	$653	$846	$570	$(7,265)	$1,440
Add: Noncontrolling interest and income from unconsolidated equity investees	(11)	(17)	(3)	374	(37)

Income (loss) from continuing operations, before income taxes, as adjusted	642	829	567	(6,891)	1,403
Add: Fixed charges	196	205	205	219	284
Add: Amortization of capitalized interest	2	2	2	2	2
Add: Distributed income of equity investees	44	51	23	32	50
Less: Interest capitalized	—	(1)	—	—	—
Less: Preferred returns	(2)	(7)	(7)	(4)	(2)

Total earnings (losses) available for fixed charges	$882	$1,079	$790	$(6,642)	$1,737

Fixed Charges:
Interest on indebtedness, net of capitalized interest(1)	$173	$173	$176	$191	$260
Capitalized interest	—	1	—	—	—
Preferred returns to noncontrolling interest shareholders in consolidated subsidiaries	2	7	7	4	2
Portion of rents representative of interest factor	21	24	22	24	22

Total fixed charges	$196	$205	$205	$219	$284

Ratio of earnings to fixed charges	4.5	5.3	3.9	(A )	6.1

(A)	The ratio was less than 1.0 for the fiscal year ended December 28, 2008 as earnings were inadequate to cover fixed charges. Additional earnings of approximately $6.9 billion would have been necessary to bring the ratio to 1.0. Income from continuing operations before income taxes, as reported, includes $7.9 billion of asset impairment and other charges. These charges were non-cash charges and therefore did not impact our ability to cover fixed charges. Absent these charges, the ratio of earnings to fixed charges would have been 5.9.
(1)	Interest expense related to unrecognized tax benefits is recorded as a component of income tax expense and is excluded from both fixed charges and pretax income.